Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-293952

Prospectus Supplement No. 4

(To Prospectus dated March 9, 2026)

Up to 42,307,692 American Depositary Shares Representing up to 1,057,692,300 Class A Ordinary Shares

Yimutian Inc.

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated March 9, 2026 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form F-1 (Registration No. 333-293952), as amended and supplemented. The Prospectus relates to the resale, from time to time, up to 42,307,692 American depositary shares (the “ADSs”), representing 1,057,692,300 Class A ordinary shares, par value of US$0.00001 per share, of Yimutian Inc. (the “Company”) issuable upon the conversion or otherwise pursuant to the terms of up to an aggregate principal amount of US$10,000,000 of senior convertible promissory note (the “Notes”) issued or issuable to the selling shareholder named in the Prospectus (the “Selling Shareholder”), pursuant to the terms of that certain securities purchase agreement, dated as of December 8, 2025 (the “Securities Purchase Agreement”), by and between the Company and the Selling Shareholder, from time to time and upon the terms and conditions thereof (assuming full conversion of the Notes and interest payments made in ADSs at a price of US$0.26 per share, the current floor price of the Initial Note). Each ADS represents twenty-five (25) Class A ordinary shares.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our ADSs are listed on the Nasdaq Global Market (“Nasdaq”) under the trading symbol “YMT”. On April 30, 2026, the closing price for our ADSs on Nasdaq was US$0.17 per ADS.

We may further amend or supplement the Prospectus and this prospectus supplement from time to time by filing amendments or supplements as required. You should read the entire Prospectus, this prospectus supplement and any amendments or supplements carefully before you make your investment decision.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 28 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the U.S. Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 1, 2026.

Yimutian Inc. Announces Plan to Implement Change in American Depositary Shares (ADS) to Ordinary Share Ratio

On April 29, 2026, the Company announced that it plans to change the ratio of its American Depositary Shares (“ADSs”) to its Class A ordinary shares (the “ADS Ratio Change”) from the current ratio of one ADS representing 25 Class A ordinary shares to 375 Class A ordinary shares, effective on or around May 18, 2026, U.S. Eastern time (the “Effective Date”).

For the Company’s ADS holders, the ADS Ratio Change will have the same effect as a 15-for-1 reverse split. Upon the Effective Date, ADS holders will be required to surrender and exchange every 15 existing ADSs then held for one new ADS. JPMorgan Chase Bank, N.A., as the depositary bank for the Company´s ADS program, will arrange for the exchange. The Company’s ADSs will continue to be traded on the Nasdaq under the ticker symbol “YMT.”

No fractional new ADSs will be issued in connection with the ADS Ratio Change. Instead, fractional entitlements to new ADSs will be aggregated and sold by the depositary bank and the net cash proceeds from the sale of the fractional ADS entitlements (after deduction of fees, taxes, and expenses, where applicable) will be distributed to the applicable ADS holders by the depositary bank. The ADS Ratio Change will have no impact on the Company´s underlying Class A ordinary shares, and no ordinary shares will be issued or cancelled in connection with the ADS Ratio Change.

As a result of the ADS Ratio Change, the ADS trading price is expected to increase proportionately upon the effectiveness of the ADS Ratio Change, although the Company can give no assurance that the ADS trading price after the ADS Ratio Change will be equal to or greater than 15 times the ADS trading price before the change.

Yimutian Inc. Increased Registered ADS Facility by 200 Million Additional ADSs

On April 30, 2026, the Company announced that it has filed a registration statement on Form F-6 to increase the registered American Depositary Shares (“ADSs”) facility by 200 million additional ADSs. The registered ADSs are primarily intended to facilitate the issuance of ADSs from time to time upon deposit of the Company’s ordinary shares, including in connection with ongoing and potential future acquisitions, as well as other potential strategic projects. This filing relates solely to the registration of ADSs and does not involve any offering or sale of securities at this time. The registration of these ADSs does not have any immediate dilutive effect on the Company’s shareholders.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.